SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated December 13, 2019.

TRANSLATION

Buenos Aires, December 13, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the

Board of Directors.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 section 8, Chapter VI of the ByMA Listing Regulations.

In that regard, we inform you that at its meeting held on December 13, 2019 the Company’s Board of Directors considered and decided to accept the resignation of Mr. Emilio José Apud as Director for Class A shares, Messrs. Fabián Jorge Rodríguez Simón and Miguel Ángel Pesce as Directors for Class D shares, for strictly personal reasons in the first two cases, and his appointment as President before the Central Bank of the Republic of Argentina, in the latter.

It is informed that the Company received a communication from the shareholder the National State informing the appointment as Director for Class A shares of Mr. Arturo Carlos Giovenco.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and art. 13th of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Mr. Guillermo Emilio Nielsen, as Director for Class D shares by virtue of the vacancy caused by the resignation of Mr. Fabián Jorge Rodríguez Simón, with a tenure until the election of new directors by the Shareholders’ Meeting.

Additionally, due to the resignation of Mr. Miguel Ángel Pesce, Mrs. María Cristina Tchintian is appointed as Director for Class D shares, with a tenure until the election of new directors by the Shareholders’ Meeting.

On the other hand, at the same meeting, the Board of Directors of the Company approved the composition of the Audit Committee, as follows: President and financial expert: Carlos Alberto Felices, Full Members: Daniel Gustavo Montamat and Arturo Carlos Giovenco.

Finally, it is reported that the Board of Directors of the Company decided to appoint Mr. Guillermo Emilio Nielsen as Chairman of the Board, while Mr. Miguel Ángel Gutiérrez will continue to serve as Director for Class D shares.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 13, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer